Aflac Incorporated 3rd Quarter 2012 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$1,017	$736	$2,285	$1,399
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	467,422	465,910	466,702	466,843
Dilutive effect of share-based awards	2,299	1,883	2,249	3,076
Weighted-average outstanding shares used in the computation of earnings per share - diluted	469,721	467,793	468,951	469,919
Earnings per share:
Basic	$2.17	$1.58	$4.90	$3.00
Diluted	2.16	1.57	4.87	2.98
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.